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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13D-2(a)

                            (AMENDMENT NO. ____)(1)


                     EarthFirst Technologies, Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  89155A 10 3
        ---------------------------------------------------------------
                                (CUSIP Number)

                                   Tim Klace
                     EarthFirst Technologies, Incorporated
                                1226 Tech Blvd.
                             Tampa, Florida 33619
                                 (813)635-2050
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 15, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
--------------------------                            -------------------------
CUSIP NO.                                                  Page 2 of 4 Pages
--------------------------                            -------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John Stanton
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) OR 2(e)                                           [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          10,587,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,587,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,587,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                     [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       16.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

---------------------------                   ----------------------------------
CUSIP NO.                                             PAGE 3 OF 4 PAGES
---------------------------                   ----------------------------------

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, $.0001 par value per share, (the "Common Stock") of EarthFirst Technologies, Incorporated, a Florida Corporation formerly known as Toups Technology Licensing, Incorporated (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Act of 1934, as amended (the "Exchange Act"). The address of the Company's principal executive office is 1226 Tech Blvd., Tampa, Florida 33619.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) Name:  John D. Stanton

(b) Residence or business address: 1226 Tech Blvd., Tampa, Florida 33619

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman of the Board and President, EarthFirst Technologies, Incorporated, 1226 Tech Blvd., Tampa, Florida 33619. The Reporting Person is also the President of Florida Engineered Construction Products, Corporation, a manufacturer of residential building products, P.O Box 24567, Tampa, Florida 33623.

(d) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(e) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See item 6. In addition, the Reporting Person has acquired additional shares of common stock of the Company in exchange for cash. The funds were obtained from personal finances.

ITEM 4.           PURPOSE OF TRANSACTION.

The purpose of the acquisition of Common Stock of the Company by the Reporting Person was to gain effective control of the issuer along with other filers. As disclosed previously, in connection with the exchange that occurred on May 15, 2000, the officers and board members of the Company, except for Philip Rappa, resigned their positions. Also as previously disclosed, after the acquisition, the new management determined that the Company should focus its efforts and resources on the development of the technologies related to environmental solutions and alternative fuels. The other business operations of the Company were discontinued.

Except as set forth above in the preceding paragraph, the Reporting Person does not have any present plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

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                                  SCHEDULE 13D

--------------------------                    ----------------------------------
CUSIP NO.                                             PAGE 4 OF 4 PAGES
---------------------------                   ----------------------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 22, 2000, the Reporting Person beneficially owns an aggregate of 18,555,410 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person represent 22% of the Common Stock outstanding, based upon a total of 83,986,278 shares of Common Stock outstanding on the date hereof.

         (b) The Reporting Person has sole voting and dispositive power over all shares of Common Stock he owns.

         (c) In addition to the transaction described in Item 6 below, the Reporting Person has acquired shares of the Common Stock of the Company as follows:

                         Number            Type of            Price Per
             DATE      of Shares           Acquisition            Share

           6/30/00     1,000,000        Direct from Company       $0.25
           8/07/00       373,400        Direct from Company        0.297
           9/08/00     6,274,510        Direct from Company        0.255
           9/20/00       160,000        Open market purchase       0.326
           9/21/00       160,000        Open market purchase       0.33

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein. On May 15, 2000, the Company acquired all of the outstanding stock of Strategic Acquisition Corporation (a.k.a. SAC-1, Inc.)("SAC") in exchange for issuing to SAC's shareholders an aggregate of 26,500,000 shares of Common Stock pursuant to an Acquisition and Stock Exchange Agreement between the Company, the Reporting Person, Ralph Hughes, Frank Redmond, Joel Perlman as Trustee for the Michigan Trust, William Kardash, and Walter Holmich, (collectively referred to as "the Shareholders") who collectively owned all of the stock of SAC. Of the total number of shares of Common Stock issued to the Shareholders in connection with this transaction, the Reporting Person received 10,587,500 shares in exchange for his shares of SAC. The transaction closed on May 15, 2000, at which time SAC became a wholly-owned subsidiary of the Company.

Except as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit: Acquisition and Stock Exchange Agreement between the Company and the Shareholders of SAC dated May 15, 2000. Please refer to the agreement previously filed.


                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 27, 2000

                                          By: /s/ John Stanton
                                              -----------------
                                              John Stanton

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